EXHIBIT 4.20

                    THE SYMBOL “***” DENOTES PLACES WHERE PORTIONS OF THIS DOCUMENT HAVE BEEN REDACTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

APPENDIX TO AGREEMENT

BETWEEN

BLUE SQUARE-ISRAEL LTD.

AND

HID
INTERNATIONAL DISTRIBUTION FRANCE

Appendix
Signed on May 30, 2002

to the Agreement
signed on January 31 2001
(Hereinafter: “the Agreement”)

-Between-

Blue Square – Israel Ltd.
of 2 Ammal st., Rosh Ha’ayin
Israel
(Hereinafter: “the Company”)

-and-

HID
International Distribution France
Of 15 Rue du Louvre-73001, Paris
France
(Hereinafter: “HID”)

Whereas	HID and the Company have signed an Agreement on January 31st, 2001; and

Whereas	HID and the Company, wish to modify a term of the Agreement concerning the amount of the irrevocable Letter of Credit (“LIC”) to be opened to HID by the Company.

Therefore, it was stipulated and agreed between the parties as follows:

1.	Provision 5.6 of the Agreement is hereby cancelled. The following provision shall replace the cancelled 5.6 provision:

5.6
	5.6.1	* * *

5.6.2

It is Further agreed by the parties that the amount of the LIC shall vary from time to time, according to the outstanding unpaid invoices of the LP Products delivered, as shall be reviewed every 6 months by HID and the Company.

5.6.3	In the event that the unpaid balance of the invoices of the delivered LP Products is increased or decreased, the LIC shall be increased or decreased accordingly.

All the definitions mentioned in this Appendix shall have the same meaning as they have in the Agreement.

The rest of the terms in the Agreement and its appendixes shall remain the same.

In witness whereof, the parties hereto, duly represented, have signed the present Appendix on the date below mentioned.

                    Executed on 30 May 2002

BLUE SQUARE-ISRAEL LTD.

/s/ Michal Reiss Yoram Dar	/s/

The Company	HID

H.I.D INTERNATIONAL DISTRIBUTION FRANCE